As filed with the Securities and Exchange Commission on September 15, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Anixter International Inc.

(Exact name of Registrant as specified in its charter)

Delaware	94-1658138
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

John A. Dul
Vice President, General Counsel and Secretary
2301 Patriot Boulevard	2301 Patriot Boulevard
Glenview, Illinois 60025-8020	Glenview, Illinois 60025-8020
(224) 521-8000	(224) 521-8000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David McCarthy
Schiff Hardin & Waite
6600 Sears Tower
Chicago, Illinois 60606

       Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

			Proposed Maximum	Amount of
Title of Class of	Amount to be	Proposed Maximum	Aggregate	Registration
Securities to be Registered	Registered(1)	Price Per Unit(1)	Offering Price	Fee

Liquid Yield OptionTM Notes due 2033	$378,135,000	$395.00	$149,363,325	$12,084.00

Common Stock, par value $1 per share	(2)

(TM)	Trademark of Merrill Lynch & Co., Inc.

(1)	Estimated solely for purposes of computing the registration fee pursuant to Rule 457(c) under the Securities Act based on the average bid and asked price for the LYONs on [September 11,] 2003.
(2)	Also being registered is such indeterminate number of shares of common stock that may be issuable upon conversion of LYONs registered hereby, which registration is not subject to an additional registration fee pursuant to Rule 457(i) under the Securities Act.

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

$378,135,000

Anixter International Inc.
Liquid Yield OptionTM Notes due 2033
(Zero Coupon-Senior)
and
Common Stock Issuable Upon
Conversion of the LYONs

          We issued the LYONs in a private placement in July 2003 at an issue price of $380.16 per LYON (38.016% of the principal amount at maturity). This prospectus will be used by Selling Securityholders to resell their LYONs and the common stock issuable upon conversion of their LYONs.

          Holders may convert each LYON into 12.8773 shares of our common stock, subject to adjustment, only (1) if the sale price of our common stock reaches specified thresholds, (2) during any period in which the credit rating assigned to the LYONs is below a specified level, (3) if the LYONs are called for redemption or (4) if specified corporate transactions have occurred.

          We will not pay interest on the LYONs prior to maturity, unless contingent interest becomes payable as described herein. The issue price of each LYON represents a yield to maturity of 3.25% per year excluding contingent interest.

          We may redeem all or a portion of the LYONs on or after July 7, 2011. Holders may require us to repurchase their LYONs on July 7, 2007 at a price of $432.48 per LYON, on July 7, 2009 at a price of $461.29 per LYON, on July 7, 2011 at a price of $492.01 per LYON, on July 7, 2013 at a price of $524.78 per LYON, on July 7, 2018 at a price of $616.57 per LYON, on July 7, 2023 at a price of $724.42 per LYON and on July 7, 2028 at a price of $851.13 per LYON. In addition, Holders may require us to repurchase the LYONs upon a change in control on or before July 7, 2011.

          The last reported sales price of our common stock on the New York Stock Exchange on September 12, 2003 was $23.75 per share. Our common stock is traded on the New York Stock Exchange under the symbol “AXE.”

          Investing in the LYONs or the common stock involves risks that are described in the “Risk Factors” section beginning on page 6 of this prospectus.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          We will not receive any of the proceeds from the sale of the LYONs or the common stock by the selling securityholders. The LYONs and the common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the common stock may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See “Plan of Distribution.” The selling securityholders may be deemed to be “Underwriters” as defined in the Securities Act. If any broker-dealers are used by the selling securityholders, any commission paid to broker-dealers and, if broker-dealers purchase any LYONs or common stock as principals, any profits received by such broker-dealers on the resale of the LYONs or common stock, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

TMTrademark of Merrill Lynch & Co., Inc.

The date of this prospectus is October 8, 2003.

TABLE OF CONTENTS

Prospectus

          You should rely only on the information contained or incorporated by reference in this prospectus in considering your investment in the LYONs. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus and the date of most recent prospectus supplement and that the information and our business, financial condition, results of operations and prospects may have changed since that date.

          This prospectus may contain various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which can be identified by the use of forwarding-looking terminology such as “believes”, “expects”, “prospects”, “estimated”, “should”, “may” or the negative thereof or other variations thereon or comparable terminology indicating our expectations or beliefs concerning future events. We caution that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, a number of which are identified in the prospectus. Other factors could also cause actual results to differ materially from expected results included in these statements. See “Risk Factors”.

          We undertake no obligation to update these forward-looking statements as a result of any events or circumstances after the date made or to reflect the occurrence of unanticipated events.

i

SUMMARY

          Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus before making an investment decision. Except as otherwise stated, when used in this prospectus, the terms “Anixter,” “we,” “our” and “us” refer to Anixter International Inc. and its subsidiaries.

Anixter International

          We are the leading global distributor of data, voice, video and security network communication products. In addition, we are the largest North American distributor of specialty wire and cable products. As the result of our recent purchase of the operations and assets of Pentacon, Inc., we also distribute “C” class inventory components, including screws, bolts, nuts, washers, pins, rings, fittings, springs, electrical connectors and similar small parts, many of which are specialized or highly engineered for particular applications.

          We are an industry leader in the provision of advanced inventory management services, including procurement, just-in-time delivery, quality assurance testing, advisory engineering services, component kit production, small component assembly and e-commerce and electronic data interchange, to a broad spectrum of customers. Our comprehensive supply chain management solutions are designed to reduce customer procurement and management costs and enhance overall production efficiencies. Inventory management services in many cases include the interfacing of Anixter and customer information systems and the maintenance of dedicated distribution facilities.

          Our customers include international, national, regional, and local companies that include end users of our products, installers and resellers of our products and original equipment manufacturers who use our products as a component of their end product. Customers for our products cover all industry groups, including manufacturing, telecommunications, internet service, finance, education, health care, transportation, utilities and government as well as contractors, installers, system integrators, value added resellers, architects, engineers and wholesale distributors.

          Our principal executive offices are located at 2301 Patriot Boulevard, Glenview, Illinois 60025. Our telephone number at those offices is (224) 521-8000.

The Offering

LYONs	$378,135,000 aggregate principal amount at maturity of Liquid Yield Option Notes due 2033. We will not pay interest on the LYONs prior to maturity unless contingent interest becomes payable as described below. Each LYON was issued at a price of $380.16 per LYON and has a principal amount at maturity of $1,000.

Maturity of LYONs	July 7, 2033.

Yield to Maturity of LYONs	3.25% per year (computed on a semi-annual bond equivalent basis) calculated from July 7, 2003, excluding any contingent interest.

Ranking	The LYONs are our unsecured and unsubordinated obligations and rank (i) equally in right of payment to all our existing and future unsecured and unsubordinated indebtedness and (ii) effectively junior to all our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. As of July 4, 2003, we had approximately $189.8 million of indebtedness outstanding

(none of which was secured indebtedness), excluding indebtedness of our subsidiaries.

In addition, we are a holding company and, accordingly, we conduct substantially all of our operations through our subsidiaries. Because claims by creditors of those subsidiaries would be senior to our equity interests in such subsidiaries, our indebtedness, including the LYONs, is structurally subordinated to the claims of such creditors. As of July 4, 2003, our consolidated subsidiaries had approximately $463.6 million in total liabilities, including $88.5 million in debt.

Original Issue Discount	We offered each LYON with an original issue discount for United States federal income tax purposes equal to the principal amount at maturity of each LYON less the issue price to investors. You should be aware that, although we will not pay cash interest on the LYONs, U.S. investors must include accrued original issue discount in their gross income for United States federal income tax purposes prior to the conversion, redemption, sale, or maturity of the LYONs (even if such LYONs are ultimately not converted, redeemed, sold or paid at maturity).

Conversion Rights	For each LYON surrendered for conversion, if the conditions for conversion are satisfied, a holder will receive 12.8773 shares of our common stock. Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and common stock. If we elect to pay holders cash for their LYONs, the payment will be based on the average sale price of our common stock for the five consecutive trading days immediately following either:

• the date of our notice of our election to deliver cash, which we must give within two business days after receiving a conversion notice, unless we have earlier given notice of redemption as described in this prospectus; or

• the conversion date, if we have given notice of redemption specifying that we intend to deliver cash upon conversion thereafter.

The conversion rate will be adjusted for reasons specified in the indenture but will not be adjusted for accrued original issue discount. Upon conversion, a holder will not receive any cash payment representing accrued original issue discount, contingent interest or accrued tax original issue discount. Instead, such amounts will be deemed paid by the shares of common stock, cash or a combination of cash and common stock received by the holder on conversion. See “Description of LYONs — Conversion Rights.”

Holders may surrender LYONs for conversion in any fiscal quarter commencing after October 3, 2003 if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than 120% of the accreted conversion price per share of common stock on the last day of such preceding quarter. The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount to that day, divided by the conversion rate on that day.

Holders may also surrender a LYON for conversion at any time when (i) the credit rating assigned to the LYONs is B3 or lower by Moody’s Investors Service (“Moody’s”), B+ or lower by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”), or B+ or lower by Fitch, Inc. (“Fitch”) or (ii) the LYONs are no longer rated by either Moody’s or Standard & Poor’s or the credit rating assigned to the LYONs has been suspended or withdrawn by either Moody’s or Standard & Poor’s.

LYONs or portions of LYONs in integral multiples of $1,000 principal amount at maturity called for redemption may also be surrendered for conversion until the close of business on the second business day prior to the redemption date. In addition, if we make certain distributions to our shareholders or if we are a party to certain consolidations, mergers or binding share exchanges, LYONs may be surrendered for conversion as provided in “Description of LYONs — Conversion Rights.” The ability to surrender LYONs for conversion will expire at the close of business on July 6, 2033.

Contingent Interest	We will pay contingent interest to the holders of LYONs during any six-month period from July 8 to January 7 or January 8 to July 7, commencing after July 7, 2011, if the average market price of a LYON for the five trading days ending on the third trading day immediately preceding the first day of such six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON as of the day immediately preceding such six-month period.

The contingent interest payable per LYON in respect of any six-month period in which contingent interest is payable will equal an annual rate of .25% of the average market price of a LYON for the five trading day measurement period.

Contingent interest, if any, will accrue and be payable on the last day of the relevant six-month period. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid.

Tax Original Issue Discount	The LYONs are debt instruments subject to the United States federal income tax contingent payment debt regulations. You should be aware that, even if we do not pay any contingent interest on the LYONs, you will be required to include interest in your gross income for United States federal income tax purposes. This imputed interest, also referred to as tax original issue discount, will accrue at a rate equal to 7.3% per year, computed on a semi-annual bond equivalent basis, which represents the yield we believe we would pay on our noncontingent, nonconvertible, fixed-rate debt with terms otherwise similar to the LYONs, subject to a minimum yield equal to the applicable federal rate (based on the overall maturity of the LYONs). The rate at which the tax original issue discount will accrue for United States federal income tax purposes will exceed the stated yield of 3.25% for the accrued original issue discount. Your adjusted tax basis in a LYON will be increased over time to reflect the accrual of the tax original issue discount and will be decreased to reflect certain projected payments on a LYON.

You will also recognize gain or loss on the sale, exchange, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, exchange, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See “Certain United States Federal Income Tax Considerations.”

Redemption of LYONs at the Option of Anixter	We may redeem all or a portion of the LYONs for cash at any time on or after July 7, 2011 at the redemption prices set forth in “Description of LYONs — Redemption of LYONs at the Option of Anixter.”

Purchase of LYONs by Anixter at the Option of the Holder	Holders may require us to purchase all or a portion of their LYONs:

• on July 7, 2007 at a price equal to $432.48 per LYON;

• on July 7, 2009 at a price equal to $461.29 per LYON;

• on July 7, 2011 at a price equal to $492.01 per LYON;

• on July 7, 2013 at a price equal to $524.78 per LYON;

• on July 7, 2018 at a price equal to $616.57 per LYON;

• on July 7, 2023 at a price equal to $724.42 per LYON; and

• on July 7, 2028 at a price equal to $851.13 per LYON.

In each case, such price includes accrued original issue discount to the purchase date. We may choose to pay the purchase price in cash or in common stock (based on the prevailing market price thereof) or a combination of cash and common stock. See “Description of LYONs — Purchase of LYONs by Anixter at the Option of the Holder.”

Change in Control	Upon a change in control of Anixter occurring on or before July 7, 2011, each holder may require us to purchase all or a portion of such holder’s LYONs for cash at a price equal to 100% of the issue price for such LYONs plus accrued original issue discount to the date of purchase. See “Description of LYONs — Change in Control Permits Purchase of LYONs by Anixter at the Option of the Holder.”

Sinking Fund	None.

RISK FACTORS

          You should consider carefully the specific factors set forth below as well as the other information contained in, or incorporated by reference into, this prospectus before deciding whether to purchase any of the LYONs offered hereby.

Risks Related to Our Business

We have experienced declines in sales which have adversely affected and could continue to adversely affect our earnings.

          We have experienced significant declines in sales in all markets in which we operate. We believe this decline is the result of a significant decline in capital spending in the telecommunications industry, a reduction in technology related capital spending, and general overall economic softness that has negatively affected the markets we serve. In addition, manufacturing overcapacity by our suppliers has reduced our per unit purchase costs, which has in turn reduced our unit sales prices.

          While we expect an economic recovery, there can be no assurance as to the timing and strength of such recovery and how it will impact our markets.

A change in sales strategy by our suppliers could adversely affect our sales or earnings.

          Most of our agreements with suppliers are terminable by either party on short notice for any reason. We currently source products from approximately 2,000 suppliers. However, approximately 35% of our dollar volume purchases in 2002 was from our five largest suppliers. If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, our sales and earnings could be adversely affected until we were able to establish relationships with suppliers of comparable products. Although we believe our relationships with these key suppliers is good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control.

Our foreign operations are subject to political, economic and currency risks.

          We derive approximately 30% of our revenues from sales outside of the United States. Economic and political conditions in some of these markets may adversely affect our results of operations, cash flows and financial condition for our business activities in these markets. Our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates, and different legal, tax, accounting and regulatory requirements.

We have risks associated with inventory.

          We must identify the right product mix and maintain sufficient inventory on hand to meet customer orders. Failure to do so could adversely affect our sales and earnings. However, if circumstances change (for example, an unexpected shift in market demand, pricing or customer defaults) there could be a material impact on the net realizable value of our inventory. To guard against inventory obsolescence, we have negotiated various return rights and price protection agreements with certain key suppliers. We also maintain an inventory valuation reserve account against diminution in the value or salability of our inventory. However, there is no guaranty that these arrangements will be sufficient to avoid write-offs in excess of our reserves in all circumstances.

Changes in the telecommunication products industry could adversely affect our business.

          With the deterioration of market conditions in the telecommunication products industry, our two largest customers have experienced significant downturns in their business. This has resulted in each of them incurring large losses and multiple restructuring charges. If these conditions persist for an extended period of time, these customers may experience future liquidity problems. We hold a significant amount of accounts receivable and inventory relating to these customers. We believe that the inventory and logistics services that we provide to these two customers are critical to their on-going operations. While we believe that the current risk is minimal, if these customers were to default on their obligations to us, the effect on us could be material.

Our common stock price historically has been volatile.

          The price of our common stock has fluctuated, and may continue to fluctuate, significantly in response to our operating performance and the performance of other similar companies; news announcements relating to us, our industry or our competitors, vendors or customers; changes in earnings estimates or recommendations by research analysts; changes in general economic conditions; and other developments affecting us or our industry, including our competitors, vendors and customers. The concentration of ownership of our common stock by a small number of holders may result in additional volatility. As a result of such concentration, from time to time, the volume of our stock traded in relation to the number of outstanding shares has been low, which can magnify price changes.

Risks Related to the Offering

Our holding company structure results in substantial structural subordination and may affect our ability to make payments on the LYONs.

          The LYONs are obligations exclusively of Anixter International Inc. We are a holding company and, accordingly, we conduct substantially all of our operations through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the LYONs, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

          Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the LYONs or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us are subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations. Certain debt agreements entered into by our subsidiaries contain various restrictions, including restrictions on payments to us. We have guaranteed substantially all of the debt of our consolidated subsidiaries.

          Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the LYONs to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. The LYONs do not restrict the ability of our subsidiaries to incur additional indebtedness. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

          As of July 4, 2003, our consolidated subsidiaries had approximately $463.6 million in total liabilities, including $88.5 million in debt, to which the LYONs would have been structurally subordinated as described above.

Our debt agreements could impose restrictions on our business.

          Our debt agreements contain numerous financial and operating covenants that limit our discretion with respect to certain business matters. These covenants restrict our ability to incur additional indebtedness, to pay dividends and other distributions, and to merge or consolidate with other entities.

In certain circumstances, your claims as a holder of a LYON could be subordinated in the event of our bankruptcy.

          If a holder elects to convert a LYON for common stock of Anixter and we thereafter become the subject of bankruptcy proceedings, if we have failed to deliver our common stock, a holder’s claim in respect of the LYONs could be subordinated to all of our existing and future obligations. In addition, if a holder requires us to purchase all or a portion of its LYONs and we elect to deliver common stock in satisfaction of our obligations but fail to deliver such common stock, and we then become the subject of bankruptcy proceedings, a holder may not be able to rescind its notice obligating us to purchase all or a portion of its LYONs, and a holder’s claim may be subordinated to all of our existing and future obligations. Furthermore, it is unclear how such a subordinated claim would be valued.

We may not have the funds necessary to purchase LYONs at the option of the holders or upon a change in control.

          On July 7, 2007, 2009, 2011, 2013, 2018, 2023 and 2028, holders of LYONs may require us to purchase their LYONs. However, it is possible that we would not have sufficient funds at that time to make the required purchase of LYONs. We may be required to pay all or a portion of the purchase price in shares of common stock, subject to satisfying the conditions in the indenture for making such payments. If we were unable to satisfy the conditions in the indenture to use common stock to pay the purchase price, we could be in default of our obligations on the LYONs. See “Description of LYONs — Purchase of LYONs by Anixter at the Option of the Holder.”

          Upon the occurrence of specific kinds of change in control events occurring on or before July 7, 2011, holders of LYONs may also require us to purchase all or a portion of their LYONs. However, it is possible that upon a change in control we would not have sufficient funds to make the required purchase of LYONs or that restrictions in our other indebtedness would not allow those purchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “change in control” under the indenture. See “Description of LYONs — Change in Control Permits Purchase of LYONs by Anixter at the Option of the Holder.” We are subject to similar change in control provisions in the indenture governing our zero coupon convertible senior notes that were issued in June 2000.

          In addition, our principal operating subsidiary, Anixter Inc., is subject to change of control provisions, with respect to both Anixter International Inc. and Anixter Inc., in its bank credit agreement. Under the bank credit agreement, if certain change of control events (which may not constitute a “change in control” under the indenture governing the LYONs) occur, it would constitute an event of default thereunder. It is possible that Anixter Inc. will not have sufficient funds to repay the bank indebtedness in such event. It is also possible that contractual restrictions or the terms of other indebtedness will not allow such payments. In addition, if the LYONs are subject to repurchase, the LYONs will be structurally subordinated to any required repayment under the bank credit agreement.

You should consider the United States federal income tax consequences of owning LYONs.

          The LYONs are characterized as indebtedness of ours for United States federal income tax purposes. Accordingly, you will be required to include interest with respect to the LYONs in your income.

          The LYONs constitute contingent payment debt instruments. As a result, you will be required to include amounts in income, as ordinary income, in advance of the receipt of the cash attributable thereto, and to accrue interest on a constant yield to maturity basis at a rate comparable to the rate at which we would issue a noncontingent, nonconvertible, fixed-rate debt instrument with terms otherwise similar to the LYONs, subject to a minimum rate equal to the applicable federal rate (based on the overall maturity of the LYONs). This rate will be 7.3% per year on a semiannual compounding basis. The amount of interest income required to be included by you for each year will be in excess of the yield to maturity of the LYONs. You will recognize gain or loss on the sale, exchange, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on such sale, exchange, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. A summary of the United States federal income tax consequences of ownership of the LYONs is described in this prospectus under the heading “Certain United States Federal Income Tax Considerations.”

An active trading market for the LYONs may not develop.

          We cannot assure you that an active trading market will develop for the LYONs. If an active trading market does develop for the LYONs, they may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, the price of our common stock, its and our performance and other factors.

USE OF PROCEEDS

          We will not receive any of the proceeds from the sale of the LYONs or common stock by the Selling Securityholders. See “Selling Securityholders” for a list of those entities receiving proceeds from sales of LYONs

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

          Our common stock is traded on the NYSE under the symbol “AXE.” The following table sets forth for the fiscal quarters indicated the high and low sales prices for our common stock as reported on the NYSE Composite Tape. The last reported sale of our common stock on October 7, 2003 was $23.83 per share.

	High	Low

Year Ended December 28, 2001

First Quarter	$29.25	$18.81

Second Quarter	31.80	23.30

Third Quarter	31.69	23.15

Fourth Quarter	30.86	23.85
Year Ended January 3, 2003

First Quarter	$30.68	$25.87

Second Quarter	31.25	22.03

Third Quarter	24.65	20.39

Fourth Quarter	25.24	18.95
Year Ending January 2, 2004

First Quarter	$25.02	$21.31

Second Quarter	24.72	21.25

Third Quarter	24.39	21.03

Fourth Quarter (through October 7, 2003)	23.83	23.73

          As of August 25, 2003, there were approximately 36,208,080 shares of common stock outstanding and approximately 4,026 holders of record.

          We have never paid cash dividends on our common stock. Payment of dividends is at the discretion of our board of directors. Our subsidiaries’ debt agreements contain financial covenants that restrict their ability to pay dividends and other distributions to us, which in turn could limit our ability to pay dividends to our shareholders.

RATIO OF EARNINGS TO FIXED CHARGES

          The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Fiscal Year Ended					13 Weeks Ended

	Jan. 1,	Dec. 31,	Dec. 29,	Dec. 28,	Jan. 3,	Apr. 4,	Jul. 4,
	1999	1999	2000	2001	2003	2003	2003

Ratio of earnings to fixed charges(1)	2.83	2.44	3.18	1.72	2.93	2.91	1.95

(1)	Earnings represent income before taxes, excluding equity investment income relating to Anixter Receivables Corporation, plus fixed charges. Fixed charges consist of (i) interest on all indebtedness and amortization of debt discount and deferred financing fees, (ii) capitalized interest and (iii) interest factor attributable to rentals. As a result of our adoption of Statement of Financial Accounting Standards No. 145 on January 4, 2003, any gain or loss from the extinguishment of debt is classified as income or loss from continuing operations rather than as an extraordinary item. As a result, the earnings in the above ratio for the fiscal year ended January 3, 2003 and prior periods have been revised to include any loss on extinguishment of debt.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

          Management used certain non-GAAP financial measures in its Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, in the Annual Report on Form 10-K for the year ended January 3, 2003 and the Quarterly Report on Form 10-Q for the quarter ended April 4, 2003. These non-GAAP financial measures excluded certain items from the GAAP financial measures of operating income and net sales and are presented in order to help identify and isolate trends in the business. Management believes these disclosures are useful to investors in order to make period-to-period comparisons more meaningful. Management excluded the impact of the 2001 restructuring, goodwill amortization in 2001 and fulfillment sales in 2000 in the MD&A in the 2002 Form 10-K and the effect of foreign currency translation in the MD&A in the 2002 Form 10-K and the 2003 first quarter Form 10-Q. Management views the 2001 restructuring as unusual since it was directly related to the deterioration of market conditions in the communications product market. In order to have comparable results, management excluded goodwill from fiscal year 2001 results since Anixter no longer amortizes goodwill in accordance with Statement of Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” A significant one-time fulfillment sales agreement to the service provider market was excluded from the 2000 results, since it was a major contract that was unlikely to be repeated in the future. The effect of currency translations between periods was made constant in order to analyze the results of the foreign entities in their local currency. Anixter has not used these non-GAAP measures subsequent to the 2003 first quarter Form 10-Q.

          The following tables provide a reconciliation from the reported net sales and operating income amounts to the adjusted balances that were used in the MD&A in the 2002 Form 10-K and the 2003 first quarter Form 10-Q, as well as a reconciliations of percentage changes in net sales and operating income from period to period used in the MD&A.

Reconciliation of Annual Report on Form 10-K

Dollars in millions

Net Sales

	Year ended

	January 3,				Percent
	2003	December 28, 2001			Increase/(Decrease)

	As	As	Currency	Constant	As	Constant
	reported	reported	translation	currency	reported	currency

North America	$1,996.2	$2,433.5	$(3.3)	$2,430.2	(18.0)	(17.8)

Europe	344.9	502.1	21.0	523.1	(31.3)	(35.5)

Asia Pacific and Latin America	179.0	208.6	(1.3)	207.3	(14.2)	(13.6)

	$2,520.1	$3,144.2	$16.4	$3,160.6	(19.8)	(20.4)

	Year ended

	December 28,				Percent
	2001	December 29, 2000			Increase/(Decrease)

	As	As	Currency	Constant	As	Constant
	reported	reported	translation	currency	reported	currency

North America	$2,433.5	$2,739.3	$(11.9)	$2,727.4	(11.2)	(10.7)

Europe	502.1	587.1	(20.9)	566.2	(14.5)	(10.9)

Asia Pacific and Latin America	208.6	188.0	(5.2)	182.8	11.0	13.8

	$3,144.2	$3,514.4	$(38.0)	$3,476.4	(10.5)	(9.5)

Operating Income

	Year ended

										Percent
	January 3, 2003			December 28, 2001						Increase/(Decrease)

	As	Restructuring	Adjusted	As	Restructuring	Goodwill	Adjusted	Currency	Constant	As	Adjusted	Constant
	reported	costs	balance	reported	costs	amortization	balance	translation	currency	reported	balance	currency

North America	$83.7	$(0.9)	$82.8	$89.7	$23.1	$8.4	$121.2	$(0.2)	$121.0	(6.5)	(31.6)	(31.5)

Europe	5.3	1.4	6.7	21.2	2.3	0.3	23.8	3.3	27.1	(74.9)	(71.8)	(75.3)

Asia Pacific and Latin America	(1.3)	(0.5)	(1.8)	(8.9)	6.3	0.3	(2.3)	—	(2.3)	84.9	20.5	18.7

	$87.7	$—	$87.7	$102.0	$31.7	$9.0	$142.7	$3.1	$145.8	(14.0)	(38.5)	(39.0)

	Year ended

									Percent
	December 28, 2001			December 29, 2000					Increase/(Decrease)

	As	Restructuring	Adjusted	As	Fulfillment	Adjusted	Currency	Constant	As	Adjusted	Constant
	reported	costs	balance	reported	sales	balance	translation	currency	reported	balance	currency

North America	$89.7	$23.1	$112.8	$164.2	$(6.9)	$157.3	$(0.8)	$156.5	(45.4)	(28.3)	(27.8)

Europe	21.2	2.3	23.5	24.6	—	24.6	(1.1)	23.5	(13.6)	(4.2)	—

Asia Pacific and Latin America	(8.9)	6.3	(2.6)	1.0	—	1.0	—	1.0	(990.0)	(360.0)	(360.0)

	$102.0	$31.7	$133.7	$189.8	$(6.9)	$182.9	$(1.9)	$181.0	(46.2)	(26.9)	(26.1)

Reconciliation of Quarterly Report on Form 10-Q

Dollars in millions

	Quarter ended

					Percent
	April 4, 2003	March 29, 2002			Increase/(Decrease)

	As	As	Currency	Constant	As	Constant
	reported	reported	translation	currency	reported	currency

Net Sales

North America	$518.1	$487.6	$3.1	$490.7	6.2	5.6

Europe	97.9	84.4	15.0	99.4	16.0	(1.7)

Asia Pacific and Latin America	46.2	42.7	(1.7)	41.0	8.0	11.9

	$662.2	$614.7	$16.4	$631.1	7.7	5.0

Operating Income

North America	$19.1	$18.0	$0.2	$18.2	6.3	5.3

Europe	3.0	3.4	0.5	3.9	(13.1)	(28.4)

Asia Pacific and Latin America	0.5	(0.9)	0.1	(0.8)	159.5	146.0

	$22.6	$20.5	$0.8	$21.3	10.4	6.3

DESCRIPTION OF LYONs

          The LYONs were issued under a senior indenture dated as of July 7, 2003. The following summarizes some, but not all, of the material provisions of the LYONs and the indenture. The following summary does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture. As used in this description, the words “we,” “us,” “our” or “Anixter” do not include any current or future subsidiary of Anixter International Inc.

General

          On July 7, 2003, we issued $328,810,000 aggregate principal amount at maturity of the LYONs in a private placement. On July 14, 2003 we issued an additional $49,325,000 aggregate principal amount at maturity of the LYONs due to the exercise in full of an overallotment option by Merrill Lynch on that date. The LYONs will mature on July 7, 2033. The principal amount at maturity of each LYON is $1,000. The LYONs will be payable at the office of the paying agent, which initially will be an office or agency of the trustee or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

          The LYONs were offered at an issue price of $380.16 per LYON, which represents a substantial discount from their principal amount at maturity. Except as described below under “— Contingent Interest,” we will not make periodic payments of interest on the LYONs. However, the LYONs will accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a LYON. Original issue discount will be calculated on a semi-annual bond equivalent basis at the yield to maturity of the LYONs, using a 360-day year comprised of twelve 30-day months. Accrual of original issue discount commenced on the issue date of the LYONs.

          The LYONs are debt instruments subject to the contingent payment debt regulations. The LYONs were issued with original issue discount for United States federal income tax purposes. Even if we do not pay any cash interest (including any contingent interest) on the LYONs, holders will be required to include accrued tax original issue discount in their gross income for United States federal income tax purposes. The rate at which the tax original issue discount will accrue will exceed the stated yield of 3.25% for the accrued original issue discount described above. See “Certain United States Federal Income Tax Considerations.”

          Maturity, conversion, purchase by us at the option of a holder or redemption of a LYON at our option will cause original issue discount and contingent interest, if any, to cease to accrue on such LYON. We may not reissue a LYON that has matured or been converted, purchased by us at the holder’s option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON.

          LYONs may be presented for conversion at the office of the conversion agent, and for exchange or registration of transfer at the office of the registrar, each such agent initially being the trustee. We will not charge a service fee for any registration of transfer or exchange of LYONs.

Ranking of LYONs

          The LYONs are our unsecured and unsubordinated obligations. The LYONs rank (i) equally in right of payment to all of our existing and future unsecured and unsubordinated indebtedness and (ii) effectively junior to all our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. As of July 4, 2003, we had approximately $189.8 million of indebtedness outstanding (none of which was secured indebtedness), excluding indebtedness of our subsidiaries.

          In addition, we are a holding company and, accordingly, we conduct substantially all of our operations through our subsidiaries. Because claims by creditors of those subsidiaries would be senior to our equity interests in such subsidiaries, our indebtedness, including the LYONs, is structurally subordinated to the claims of such creditors. As of July 4, 2003, our consolidated subsidiaries had approximately $463.6 million in total liabilities, including $88.5 million in debt.

          In addition, if a holder surrenders LYONs for conversion and we fail to deliver our common stock, and we then become the subject of bankruptcy proceedings, a holder’s claim in respect of the LYONs could be subordinated to all of our existing and future obligations. If a holder requires us to purchase all or a portion of its LYONs (as described below) and we elect to deliver common stock in satisfaction of our obligations but fail to deliver such common stock, and we then become the subject of bankruptcy proceedings, a holder may not be able to rescind its notice obligating us to purchase all or a portion of its LYONs, and a holder’s claim may be subordinated to all of our existing and future obligations. Furthermore, it is unclear how such a subordinated claim would be valued.

Conversion Rights

          Holders may surrender LYONs for conversion into shares of our common stock only if at least one of the conditions described below is satisfied. In addition, a LYON for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the LYONs may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

          The initial conversion rate is 12.8773 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. A holder of a LYON otherwise entitled to a fractional share will receive cash equal to the applicable portion of the then current sale price of our common stock on the trading day immediately preceding the conversion date. Upon a conversion, we will have the right to deliver cash or a combination of cash and common stock, as described below.

          The ability to surrender LYONs for conversion will expire at the close of business on July 6, 2033.

          Upon determination that holders of the LYONs are or will be entitled to convert their LYONs into shares of common stock in accordance with the following provisions, we will promptly notify the holders of the LYONs thereof and post this information on our website or otherwise publicly disclose this information.

          Conversion Based on Common Stock Price. Holders may surrender LYONs for conversion in any fiscal quarter commencing after October 3, 2003, if the sale price (as defined below) of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than 120% of the accreted conversion price per share of common stock on the last day of such preceding fiscal quarter. The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount to that day, divided by the number of shares of common stock issuable upon conversion of a LYON on that day.

          The conversion trigger price per share of our common stock is equal to the accreted conversion price per share of common stock multiplied by 120%. The conversion trigger price for the fiscal quarter beginning July 1, 2033 is $93.15. The foregoing calculation of the conversion trigger price assumes that no events have occurred that would require an adjustment to the conversion rate.

          Conversion Based on Credit Rating Downgrade. Holders may also surrender a LYON for conversion at any time when the rating assigned to the LYONs by Moody’s is B3 or lower, Standard & Poor’s is B+ or lower or Fitch is B+ or lower, the LYONs are no longer rated by either Moody’s or Standard & Poor’s, or the credit rating assigned to the LYONs has been suspended or withdrawn by either Moody’s or Standard & Poor’s.

          Conversion Based upon Notice of Redemption. A holder may surrender for conversion a LYON called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice, as described below, requiring us to purchase such LYON, may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

          A “business day” is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close. A “trading day” is any day on which the NYSE is open for trading or, if the applicable security is quoted on the Nasdaq National Market, a day on which trades may be made on such market or, if the applicable security is not so listed, admitted for trading or quoted, any business day.

          Conversion Based upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, a LYON may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction, and at the effective date, the right to convert a LYON into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of Anixter or another person which the holder would have received if the holder had converted the holder’s LYONs immediately prior to the transaction. If such transaction also constitutes a change in control of Anixter, as defined in the indenture, the holder will be able to require us to purchase all or a portion of such holder’s LYONs as described under “— Change in Control Permits Purchase of LYONs by Anixter at the Option of the Holder.”

          The LYONs will also be convertible in the event that we make certain distributions resulting in an adjustment to the conversion rate as described under “— Conversion Adjustments” below.

          Conversion of LYONs and Delivery of Common Stock. On conversion of a LYON, a holder will not receive any cash payment representing accrued original issue discount, accrued tax original issue discount or, except as described below, contingent cash interest. Delivery to the holder of the full number of shares of common stock into which the LYON is convertible together with any cash payment of such holder’s fractional shares, or cash, or a combination of cash and common stock will be deemed:

•	to satisfy our obligation to pay the principal amount at maturity of the LYON; and

•	to satisfy our obligation to pay accrued original issue discount and accrued tax original issue discount, attributable to the period from the issue date through the conversion date and, except as described below, any accrued and unpaid contingent interest.

          As a result, accrued original issue discount and accrued tax original issue discount are deemed paid in full rather than cancelled, extinguished or forfeited.

          We and each holder of a LYON also agree that delivery to the holder of the full number of shares of common stock into which the LYON is convertible together with any cash payment of such holder’s fractional shares, or cash, or a combination of cash and common stock will be treated as a payment (in an amount equal to the sum of the then fair market value of such shares and/or such cash payment, if any) on the LYON for purposes of the Treasury regulations applicable to debt instruments with contingent payments. See “Certain United States Federal Income Tax Considerations.”

          In lieu of delivery of shares of our common stock upon notice of conversion of any LYONs (for all or any portion of the LYONs), we may elect to pay holders surrendering LYONs an amount in cash per LYON (or a portion of a LYON) equal to the average sale price of our common stock for the five consecutive trading days immediately following either (1) the date of our notice of our election to deliver cash as described below if we have not given notice of redemption, or (2) the conversion date, in the case of conversion following our notice of redemption specifying that we intend to deliver cash upon conversion, in either case multiplied by the conversion rate in effect on that date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of our common stock or to pay cash in lieu of delivery of the shares, unless we have already informed holders of our election in connection with our optional redemption of the LYONs as described under “— Redemption of LYONs at the Option of Anixter.” If we elect to deliver all of such payment in shares of our common stock, the shares will be delivered through the conversion agent no later than the fifth business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of our common stock, will be made to holders surrendering LYONs no later than the tenth business day following the applicable conversion date. If an event of default, as described under “— Events of Default” below (other than a default in a cash payment upon conversion of the LYONs), has occurred and is continuing, we may not pay cash upon conversion of any LYONs or portion of a LYON (other than cash for fractional shares).

          If contingent cash interest is payable to holders of LYONs during any particular six-month period, and such LYONs are converted after the applicable record date therefor and prior to the next succeeding interest payment date, holders of such LYONs at the close of business on the record date will receive the contingent cash interest payable on such LYONs on the corresponding interest payment date notwithstanding the conversion. Such LYONs, upon surrender for conversion, must be accompanied by funds equal to the amount of contingent cash interest payable on the LYONs so converted, unless such LYONs have been called for redemption, in which case no such payment shall be required.

          The conversion rate will not be adjusted for accrued original issue discount or any contingent cash interest. A certificate for the number of full shares of common stock into which any LYON is converted or cash delivered in lieu thereof, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of our common stock upon surrendering LYONs for conversion, see “Certain United States Federal Income Tax Considerations — Sale, Exchange, Conversion or Redemption.”

          Conversion Adjustments. We will adjust the conversion rate for:

•	dividends or distributions on our common stock payable in our common stock or our other capital stock;

•	subdivisions, combinations or certain reclassifications of our common stock;

•	distributions to all holders of our common stock of certain rights to purchase our common stock for a period expiring within 60 days at less than the then current sale price;

•	distributions to the holders of our common stock of our assets (including shares of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours) or debt securities or certain rights to purchase our securities (excluding any dividend, distribution or rights referred to above and any dividend or distribution paid exclusively in cash); in the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex- dividend trading” commences for such dividend or distribution on the NYSE or such other national or regional securities exchange or market on which the securities are then listed or quoted; and

•	dividends or distributions consisting exclusively of cash to all holders of our common stock, provided, however, that with respect to any cash distribution for which the ex-dividend date occurs after July 7, 2011, the conversion rate will be adjusted only if such cash dividend or distribution, together with all other cash dividends or distributions paid during the preceding 12-month period, are on a per share basis in excess of the sum of (i) 5% of the sale price of our common stock on the day preceding the date of declaration of such dividend or distribution and (ii) the quotient of the amount of any contingent interest paid on a LYON during such period divided by the number of shares of common stock issuable upon conversion of a LYON at the conversion rate in effect on the contingent interest payment date.

          In the event we elect to make a distribution described in the third, fourth or fifth bullet of the preceding paragraph which, in the case of the fourth or fifth bullet, has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of LYONs at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the LYONs may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that such distribution will not take place.

          No adjustment to the conversion rate or the ability of a holder of a LYON to convert will be made if holders of LYONs will participate in the transaction without conversion or in certain other cases.

          If we were to implement a stockholders’ rights plan providing that, upon conversion of the LYONs, the holders of such LYONs will receive, in addition to the shares of common stock issuable upon such conversion, the rights related to such common stock, there shall not be any adjustment to the conversion privilege or conversion rate as a result of:

•	the issuance of the rights;

•	the distribution of separate certificates representing the rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of the rights.

          The indenture permits us to increase the conversion rate from time to time. We are not required to adjust the conversion rate until adjustments greater than 1% have occurred. However, any adjustment that would otherwise be required to be made but for the fact that such 1% threshold has not been met shall be carried forward and taken into account for the purposes of any subsequent adjustments.

          Holders of the LYONs may, in certain circumstances, be deemed to have received a distribution subject to federal income tax as a dividend upon:

•	a taxable distribution to holders of common stock which results in an adjustment of the conversion rate;

•	an increase in the conversion rate at our discretion; or

•	failure to adjust the conversion rate in some instances.

          See “Certain United States Federal Income Tax Considerations — Constructive Dividends.”

Contingent Interest

          Subject to the accrual and record date provisions described below, we will pay contingent cash interest to the holders of LYONs during any six-month period from July 8 to January 7 or January 8 to July 7, commencing after July 7, 2011, if the average market price of a LYON for the five trading days ending on the third trading day immediately preceding the first day of such six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON as of the day immediately preceding such six-month period.

          The contingent interest payable per LYON in respect of any six-month period in which contingent interest is payable will equal an annual rate of .25% of the average market price of a LYON for the five trading day measurement period.

          Contingent interest, if any, will accrue and be payable on the last day of the relevant six-month period to the holder of record of the LYONs as of the 15th day preceding the last day of the relevant six-month period. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid.

          The market price of a LYON on any date of determination means the average of the secondary market bid quotations per LYON obtained by the bid solicitation agent for $10 million principal amount at maturity of LYONs at approximately 4:00 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if:

•	at least three such bids are not obtained by the bid solicitation agent; or

•	in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the LYONs,

then the market price of the LYONs will equal (1) the then applicable conversion rate of the LYONs multiplied by (2) the average sale price of our common stock on the five trading days ending on such determination date, appropriately adjusted.

          The bid solicitation agent is The Bank of New York. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the LYONs.

          Upon determination that LYON holders will be entitled to receive contingent interest during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release and publish such information on our website as soon as practicable.

Purchase of LYONs by Anixter at the Option of the Holder

          On the purchase dates of July 7, 2007, July 7, 2009, July 7, 2011, July 7, 2013, July 7, 2018, July 7, 2023 and July 7, 2028, holders may require us to purchase any outstanding LYON for which the holder has properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. Holders may submit their LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the business day immediately preceding the purchase date.

          The purchase price of a LYON will be:

•	$432.48 per LYON on July 7, 2007;

•	$461.29 per LYON on July 7, 2009;

•	$492.01 per LYON on July 7, 2011;

•	$524.78 per LYON on July 7, 2013;

•	$616.57 per LYON on July 7, 2018;

•	$724.42 per LYON on July 7, 2023; and

•	$851.13 per LYON on July 7, 2028.

          The purchase prices shown above are equal to the issue price plus accrued original issue discount to the purchase date. We may, at our option, elect to pay the purchase price in cash, shares of common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see “Certain United States Federal Income Tax Considerations — Sale, Exchange, Conversion or Redemption.”

          We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

•	whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

•	if we elect to pay in common stock, the method of calculating the market price of the common stock; and

•	the procedures that holders must follow to require us to purchase their LYONs.

          The purchase notice given by each holder electing to require us to purchase LYONs shall be given to the paying agent no later than the close of business on the business day immediately preceding the purchase date and must state:

•	if certificated LYONs have been issued, the certificate numbers of the holder’s LYONs to be delivered for purchase, or if not, such information as may be required under applicable DTC procedures;

•	the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

•	that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

•	in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

(1)	to withdraw the purchase notice as to some or all of the LYONs to which it relates, or

(2)	to receive cash in such event in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

          If the holder fails to indicate the holder’s choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all LYONs subject to the purchase notice in these circumstances.

          A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the purchase date.

          The notice of withdrawal shall state:

•	the principal amount at maturity of the LYONs being withdrawn;

•	if certificated LYONs have been issued, the certificate numbers of the LYONs being withdrawn, or if not, such information as may be required under applicable DTC procedures; and

•	the principal amount at maturity, if any, of the LYONs that remain subject to the purchase notice.

          If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of shares of our common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of one share of common stock. We will pay cash based on the market price for all fractional shares of our common stock in the event we elect to deliver our common stock in payment, in whole or in part, of the purchase price.

          The “market price” means the average of the sale prices of our common stock for the five trading day period ending on the third business day prior to the applicable purchase date. If the third business day prior to the applicable purchase date is not a trading day, the five trading day period shall end on the last trading day prior to such third business day. We will appropriately adjust the market price to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

          The “sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the New York Stock Exchange or such other principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated. In the absence of a quotation, we will determine the sale price on the basis of such quotations as we consider appropriate.

          Because the market price of our common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

          Upon determination of the actual number of shares of common stock to be issued for each $1,000 principal amount at maturity of LYONs in accordance with the foregoing provisions, we promptly will issue a press release and publish such information on our website.

          In addition to the above conditions, our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

•	listing such common stock on the principal United States securities exchange on which our common stock is then listed;

•	the registration of the common stock under the Securities Act and the Exchange Act, if required; and

•	any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

          If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the LYONs to the holder entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of the LYONs, except as described in the first sentence of this paragraph.

          In connection with any purchase offer, we will to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable;

•	file Schedule TO or any other required schedule under the Exchange Act; and

•	otherwise comply with all federal and state securities laws as necessary under the indenture to effect a purchase of LYONs by us at the option of a holder.

          Our obligation to pay the purchase price of a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price plus accrued and unpaid contingent interest, if any, of the LYON to be paid promptly following the later of the purchase date or the time of delivery of the LYON.

          If the paying agent holds money or securities sufficient to pay the purchase price of and any accrued and unpaid contingent interest on the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price and any accrued and unpaid contingent interest upon delivery of the LYON.

          Our ability to purchase LYONs with cash may be limited by the terms of our then existing borrowing agreements, as well as the amount of funds available to us to fund any such purchases.

          We may not purchase any LYONs for cash at the option of holders if an event of default with respect to the LYONs has occurred and is continuing, other than a default in the payment of the purchase price with respect to such LYONs.

Redemption of LYONs at the Option of Anixter

          No sinking fund is provided for the LYONs. Prior to July 7, 2011, we will not have the option to redeem the LYONs. Beginning on July 7, 2011, we may redeem the LYONs for cash as a whole at any time, or in part from time to time. We will give not less than 30 days nor more than 60 days notice of redemption by mail to holders of LYONs. LYONs or portions of LYONs called for redemption will be convertible by the holder until the close of business on the second business day prior to the redemption date.

          The table below shows the redemption prices of a LYON on July 7, 2011, at each July 7 thereafter prior to maturity and at stated maturity on July 7, 2033. These prices reflect the issue price plus accrued original issue discount to the redemption date. The redemption price of a LYON redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table and until, but not including, the redemption date.

		(2)	(3)
	(1)	Accrued	Redemption
	LYON	Original Issue	Price
Redemption Date	Issue Price	Discount	(1)+(2)

July 7:

2011	$380.16	$111.85	$492.01

2012	$380.16	$127.97	$508.13

2013	$380.16	$144.62	$524.78

2014	$380.16	$161.81	$541.97

2015	$380.16	$179.57	$559.73

2016	$380.16	$197.91	$578.07

2017	$380.16	$216.85	$597.01

2018	$380.16	$236.41	$616.57

2019	$380.16	$256.61	$636.77

2020	$380.16	$277.48	$657.64

2021	$380.16	$299.02	$679.18

2022	$380.16	$321.28	$701.44

2023	$380.16	$344.26	$724.42

2024	$380.16	$367.99	$748.15

2025	$380.16	$392.50	$772.66

2026	$380.16	$417.82	$797.98

2027	$380.16	$443.97	$824.13

2028	$380.16	$470.97	$851.13

2029	$380.16	$498.85	$879.01

2030	$380.16	$527.65	$907.81

2031	$380.16	$557.40	$937.56

2032	$380.16	$588.12	$968.28

At Stated Maturity	$380.16	$619.84	$1,000.00

          If a redemption date occurs during a period when contingent interest is payable with respect to the LYONs, accrued and unpaid contingent interest to but excluding the date of redemption will be paid in addition to the redemption price.

          If we redeem less than all of the outstanding LYONs, the trustee will select the LYONs to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata, based on the ownership thereof, or by any other method selected by the trustee. If a portion of a holder’s LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion will be deemed to be the portion selected for redemption.

Change in Control Permits Purchase of LYONs by Anixter at the Option of the Holder

          In the event of a change in control, as defined below, occurring on or prior to July 7, 2011 with respect to Anixter, each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder’s LYONs in integral multiples of $1,000 principal amount at maturity, at a price for each $1,000 principal amount at maturity of such LYONs equal to the issue price plus accrued original issue discount to the purchase date.

          We will be required to purchase the LYONs no later than 35 business days after the occurrence of such change in control (a “change in control purchase date”).

          Within 15 business days after the occurrence of a change in control, we must mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

•	the events causing a change in control;

•	the date of such change in control;

•	the last date on which a holder may exercise the purchase right;

•	the change in control purchase price;

•	the change in control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate;

•	that LYONs with respect to which a change in control purchase notice is given by the holder may be converted, if otherwise convertible, only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.

          To exercise this right, the holder must deliver a written notice to the paying agent no later than the close of business on the change in control purchase date. The required purchase notice upon a change in control must state:

•	if certificated LYONs have been issued, the certificate numbers of the LYONs to be delivered by the holder, or if not, such information as may be required under applicable DTC procedures;

•	the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that we are to purchase the LYONs pursuant to the applicable provisions of the LYONs.

          A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date. The notice of withdrawal must state:

•	the principal amount at maturity of the LYONs being withdrawn;

•	if certificated LYONs have been issued, the certificate numbers of the LYONs being withdrawn, or if not, such information as may be required under applicable DTC procedures; and

•	the principal amount at maturity, if any, of the LYONs that remain subject to a change in control purchase notice.

          Our obligation to pay the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. We will cause the change in control purchase price for such LYON to be paid promptly following the later of the change in control purchase date or the time of delivery of such LYON.

          If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

          Under the indenture, a “change in control” of Anixter is deemed to have occurred at such time as:

•	any person, including its respective affiliates and associates, other than Anixter, its subsidiaries or their employee benefit plans, files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the aggregate voting power of our common stock and other capital stock with equivalent voting rights, or other capital stock into which the common stock is reclassified or changed, with certain exceptions; or

•	there shall be consummated any share exchange, consolidation or merger of Anixter pursuant to which the common stock would be converted into cash, securities or other property in which the holders of our common stock and other capital stock with equivalent voting rights immediately prior to the share exchange, consolidation or merger, have, directly or indirectly, less than a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger.

          For purposes of defining a change in control:

•	the term “person” and the term “group” have the meanings given by Section 13(d) and 14(d) of the Exchange Act or any successor provisions;

•	the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision; and

•	the term “beneficial owner” is determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act or any successor provisions, except that a person will be deemed to have beneficial ownership of all shares that person has the right to acquire irrespective of whether that right is exercisable immediately or only after the passage of time.

          The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

          In connection with any purchase offer in the event of a change in control, we will to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable;

•	file Schedule TO or any other required schedule under the Exchange Act; and

•	otherwise comply with all federal and state securities laws as necessary under the indenture to effect a change in control purchase of LYONs by us at the option of a holder.

          The change in control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of Anixter. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of our common stock;

•	to obtain control of Anixter by means of a merger, tender offer, solicitation or otherwise; or

•	part of a plan by management to adopt a series of anti-takeover provisions.

          Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch. The terms of the change in control purchase feature resulted from negotiations between Merrill Lynch and us.

          We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs but that would increase the amount of our (or our subsidiaries’) outstanding indebtedness.

          We may not purchase LYONs at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

Merger and Sales of Assets by Anixter

          The indenture provides that we may consolidate with or merge into any other person or convey, transfer or lease all or substantially all of our properties and assets to another person, provided that:

•	the resulting, surviving or transferee person (if other than Anixter) is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	such person assumes all obligations of Anixter under the LYONs and the indenture; and

•	Anixter or such successor person is not immediately thereafter in default under the indenture.

          Upon the assumption of the obligations of Anixter by such a person in such circumstances, subject to certain exceptions, Anixter will be discharged from all obligations under the LYONs and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring on or prior to July 7, 2011 could constitute a change in control of Anixter permitting each holder to require Anixter or such successor person to purchase the LYONs of such holder as described above.

          With respect to the phrase relating to the conveyance, transfer or lease of “all or substantially all” of our properties and assets, there is no precise, established definition of what constitutes “substantially all” under applicable law. Accordingly, the application of the provision above to a conveyance, transfer or lease of less than all of our properties and assets may be uncertain.

Events of Default

          The following are events of default for the LYONs:

(1) default in payment of the principal amount at maturity, redemption price, purchase price or change in control purchase price with respect to any LYONs when such becomes due and payable;

(2) default in payment of any contingent interest, which default continues for 30 days;

(3) our failure to comply with any of our other agreements in the LYONs or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding, and our failure to cure (or obtain a waiver of) such default within 30 days after we receive such notice;

(4) default under (i) any indebtedness of Anixter or Anixter Inc. for borrowed money, (ii) any mortgage, indenture or other instrument under which there may be issued or by which there may be secured any indebtedness of Anixter or Anixter Inc. for borrowed money or (iii) any guarantee by Anixter or Anixter Inc., which default consists of a payment default at the stated maturity thereof or results in acceleration of such indebtedness, in an aggregate principal amount outstanding under all such indebtedness in excess of $25 million, unless such payment default is discharged or such acceleration is cured or waived within 30 days after written notice to Anixter from the trustee or from holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding;

(5) final unsatisfied judgments not covered by insurance aggregating in excess of $25 million rendered against Anixter or Anixter Inc. and not stayed, bonded or discharged within 60 days; or

(6) certain events of bankruptcy or insolvency affecting Anixter or Anixter Inc.

          If an event of default shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of such declaration, and any accrued and unpaid contingent interest through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the issue price of the LYONs plus the original issue discount and any unpaid contingent interest accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable.

Book-Entry System

          The LYONs are represented by one or more global securities held in book-entry form. DTC or its nominee will be the sole registered holder of the LYONs for all purposes under the indenture. Owners of beneficial interests in the LYONs represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be converted for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the LYONs, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and will not be entitled to any rights provided to the holders of LYONs under the global securities or the indenture. Anixter and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

          LYONs are represented by one or more global securities will be exchangeable for LYONs represented by certificated securities in registered form with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

•	we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

•	a default under the indenture occurs and is continuing.

          DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Modification

          We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the LYONs with the consent of the holders of at least a majority in principal amount at maturity of the LYONs then outstanding. However, without the consent of each holder affected thereby, no supplemental indenture may:

•	alter the manner of calculation or rate of accrual of original issue discount or contingent interest on any LYON or extend the time of payment;

•	make any LYON payable in money or securities other than that stated in the LYON;

•	change the stated maturity of any LYON;

•	reduce the principal amount at maturity, accrued original issue discount, contingent interest, redemption price, purchase price or change in control purchase price with respect to any LYON;

•	make any change that adversely affects the right of a holder to convert any LYON;

•	make any change that adversely affects the right to require us to purchase a LYON;

•	impair the right to receive payment with respect to the LYONs or the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; or

•	change the provisions in the indenture that relate to modifying or amending the indenture.

          Without the consent of any holder of LYONs, we and the trustee may enter into supplemental indentures for any of the following purposes:

•	to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the LYONs;

•	to add to our covenants for the benefit of the holders of the LYONs or to surrender any right or power conferred upon us;

•	to secure our obligations in respect of the LYONs and the indenture;

•	to make any changes or modifications to the indenture necessary in connection with the registration of the LYONs under the Securities Act and the qualification of the LYONs under the Trust Indenture Act as contemplated by the indenture; and

•	to cure any ambiguity, omission, defect or inconsistency in the indenture, to correct or supplement any provision in the indenture, or to make any other provisions with respect to matters or questions arising under the indenture, so long as the interests of the holders of LYONs are not adversely affected in any material respect under the indenture.

          The holders of a majority in principal amount at maturity of the outstanding LYONs may, on behalf of the holders of all LYONs, (i) waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture and (ii) waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price plus accrued original issue discount, accrued and unpaid contingent interest, redemption price, purchase price or change in control purchase price or obligation to deliver shares of common stock upon conversion with respect to any LYON or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding LYON affected.

Discharge of the Indenture

          We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, as applicable after the LYONs have become due and payable, whether at stated maturity, or any redemption date, any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of our common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the indenture by us.

Calculations in Respect of LYONs

          We will be responsible for making all calculations called for under the LYONs. These calculations include, but are not limited to, determination of the average market prices of the LYONs and of our common stock and amounts of contingent interest payments, if any, payable on the LYONs. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of LYONs. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Limitations of Claims in Bankruptcy

          If a bankruptcy proceeding is commenced in respect of Anixter, the claim of the holder of a LYON is, under Title 11 of the United States Code, limited to the issue price of the LYON plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding, plus accrued and unpaid contingent interest, if any. In addition, the holders of the LYONs are effectively subordinated to the indebtedness and other obligations of our subsidiaries.

Information Concerning the Trustee

          The Bank of New York is the trustee, registrar, paying agent, conversion agent and bid solicitation agent under the indenture. We may maintain deposit accounts and conduct other banking transactions with the trustee in the normal course of business.

Governing Law

          The indenture and the LYONs will be governed by, and construed in accordance with, the law of the State of New York.

DESCRIPTION OF OUR CAPITAL STOCK

General

          The following description of our capital stock is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which have been publicly filed with the SEC, and by the provisions of applicable Delaware law. See “Where You Can Find More Information.”

          Our authorized capital stock consists of:

•	100,000,000 shares of common stock, $1.00 par value; and

•	15,000,000 shares of Class B Preferred Stock, $1.00 par value.

          Each holder of our common stock is entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Class B Preferred Stock

          The board of directors has the authority, without action by the stockholders, to designate and issue Class B Preferred Stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of Class B Preferred Stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effect might include, among other things:

•	Restricting dividends on the common stock;

•	Diluting the voting power of the common stock;

•	Impairing the liquidation rights of the common stock; or

•	Delaying or preventing a change in control of us without further action by stockholders.

          No shares of preferred stock are outstanding, and we have no present plans to issue any shares of preferred stock.

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is National City Bank.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

          This is a summary of certain United States federal income tax consequences relevant to holders of LYONs. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with LYONs held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding LYONs in a tax-deferred or tax-advantaged account, or persons holding LYONs as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes.

          We do not address all of the tax consequences that may be relevant to an investor in LYONs. In particular, we do not address:

•	the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of LYONs;

•	the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs;

•	U.S. holders (as defined below) whose functional currency is not the United States dollar;

•	any state, local or foreign tax consequences of the purchase, ownership or disposition of LYONs; or

•	any United States federal, state, local or foreign tax consequences of owning or disposing of our common stock.

Persons considering the purchase of the LYONs should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the LYONs (or our common stock acquired upon conversion of the LYONs) arising under the laws of any other taxing jurisdiction.

          A U.S. holder is a beneficial owner of the LYONs who or which is:

•	a citizen or individual resident of the United States, as defined in section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

•	a corporation or partnership, including any entity treated as a corporation or partnership for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate if its income is subject to United States federal income taxation regardless of its source; or

•	a trust if (1) a United States court can exercise primary supervision over its administration, and (2) one or more United States persons have the authority to control all of its substantial decisions.

          Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as U.S. persons prior to such date, may also be treated as U.S. holders. A Non-U.S. holder is a beneficial owner of LYONs other than a U.S. holder.

          We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the LYONs and our common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the LYONs

          We have received an opinion from our outside tax counsel, Schiff Hardin & Waite (“Schiff”), that the LYONs will be treated as indebtedness for United States federal income tax purposes and that the LYONs will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the “CPDI” regulations). Pursuant to the terms of the indenture, we and each holder of the LYONs agree, for United States federal income tax purposes, to treat the LYONs as debt instruments that are subject to the CPDI regulations. In addition, under the indenture, each holder will be deemed to have agreed to treat the fair market value of our common stock received by such holder upon conversion or upon the exercise of a put right as a contingent payment and to accrue interest with respect to the LYONs as original issue discount for United States federal income tax purposes according to the “noncontingent bond method,” set forth in section 1.1275-4(b) of the Treasury Regulations, using the comparable yield (as defined below) compounded semiannually and the projected payment schedule (as defined below) determined by us.

          Recently, the Internal Revenue Service (which we refer to as the “IRS”) issued Revenue Ruling 2002-31 and Notice 2002-36 addressing the United States federal income tax classification and treatment of instruments substantially similar to the LYONs, and concluded that the instruments addressed in that published guidance were subject to the CPDI regulations. In addition, the IRS clarified various aspects of the potential applicability of certain other provisions of the Code to instruments addressed in that published guidance. However, Revenue Ruling 2002-31 is limited to its particular facts. In addition, no rulings have been sought or are expected to be sought from the IRS with respect to any of the United States federal income tax consequences discussed below. As a result, no assurance can be given that the IRS or a court will agree with the tax characterizations and the tax treatment described below. The remainder of this discussion assumes that the LYONs are subject to the CPDI regulations. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the LYONs. In particular, a holder might be required to accrue interest income at a higher or lower rate, might not recognize income, gain or loss upon conversion of the LYONs into common stock, and might recognize capital gain or loss upon a taxable disposition of the LYONs. Holders should consult their tax advisors concerning the tax treatment of holding the LYONs.

Accrual of Interest on the LYONs

          Pursuant to the CPDI regulations, a U.S. holder will be required to accrue interest income on the LYONs, in the amounts described below, regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. Accordingly, U.S. holders will be required to include interest in taxable income in each year in excess of the accruals on the LYONs for non-tax purposes and in excess of any contingent interest payments actually received in that year.

          The CPDI regulations provide that a U.S. holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the LYONs that equals:

(1)	the product of (i) the adjusted issue price (as defined below) of the LYONs as of the beginning of the accrual period, and (ii) the comparable yield to maturity (as defined below) of the LYONs, adjusted for the length of the accrual period;

(2)	divided by the number of days in the accrual period; and

(3)	multiplied by the number of days during the accrual period that the U.S. holder held the LYONs.

          A LYON’s issue price is the first price at which a substantial amount of the LYONs is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a LYON is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, previously scheduled to be made on the LYONs.

          In the opinion of Schiff, for United States federal income tax purposes, the legal term “comparable yield” means the annual yield we would pay on a noncontingent, nonconvertible, fixed-rate debt security with terms and conditions otherwise comparable to those of the LYONs. Under the applicable CPDI regulations, the comparable yield must be a reasonable yield for us and must not be less than the applicable federal rate (based on the overall maturity of the LYONs). We intend to take the position that the comparable yield for the LYONs is 7.3%, compounded semiannually (which exceeds the required minimum yield computed by reference to the applicable federal rate described above). If the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield provided by us. Moreover, in such event, the projected payment schedule (as defined below) could differ materially from the projected payment schedule provided by us.

          The CPDI regulations require that we provide to U.S. holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the LYONs. This schedule must produce the comparable yield. The projected payment schedule includes estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the fair market value of the common stock that might be paid upon a conversion of the LYONs. In this connection, the fair market value of any common stock (and cash, if any) received by a holder upon conversion will be treated as a contingent payment.

          The comparable yield and the schedule of projected payments will be set forth in the indenture. U.S. holders may also obtain the projected payment schedule by submitting a written request for such information to: Anixter International Inc., 2301 Patriot Blvd., Glenview, Illinois 60025, Attention: Treasurer.

          Pursuant to the terms of the indenture, a U.S. holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the LYONs.

          The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. holder’s interest accruals and adjustments thereof in respect of the LYONs for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the LYONs.

          Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the LYONs

          If, during any taxable year, a U.S. holder receives actual payments with respect to the LYONs for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. holder will incur a “net positive adjustment” under the CPDI regulations equal to the amount of such excess. The U.S. holder will treat a “net positive adjustment” as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year, including the fair market value of our common stock received upon conversion or upon a U.S. holder’s exercise of a put right where we elect to pay in common stock.

          If a U.S. holder receives in a taxable year actual payments with respect to the LYONs for that taxable year that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. holder will incur a “net negative adjustment” under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) first reduce the U.S. holder’s interest income on the LYONs for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. holder’s interest income on the LYONs during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. A negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous itemized deductions under section 67 of the Code. Any negative adjustment in excess of the amounts described in (a) or (b) will be carried forward to offset future interest income accruals in respect of the LYONs or to reduce the amount realized on the sale, exchange, conversion or retirement of the LYONs.

Sale, Exchange, Conversion or Redemption

          Generally, the sale or exchange of a LYON, or the redemption of a LYON for cash, will result in taxable gain or loss to a U.S. holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the LYONs includes the receipt of common stock upon conversion as a contingent payment with respect to the LYONs. Accordingly, we intend to treat the receipt of our common stock by a U.S. holder upon the conversion of a LYON, or upon the U.S. holder’s exercise of a put right where we elect to pay in common stock, as a contingent payment under the CPDI regulations. Under this treatment, conversion or such an exercise of the U.S. holder’s put right also would result in taxable gain or loss to the U.S. holder. As described above, holders will have agreed to be bound by our determination of the comparable yield and the schedule of projected payments.

          The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. holder, including the fair market value of any of our common stock received, and (b) the U.S. holder’s adjusted tax basis in the LYON. A U.S. holder’s adjusted tax basis in a LYON will generally be equal to the U.S. holder’s original purchase price for the LYON, increased by any interest income previously accrued by the U.S. holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments, as defined above, previously made on the LYONs to the U.S. holder through such date (without regard to the actual amount paid). Gain recognized upon a sale, exchange, conversion or redemption of a LYON will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the LYON is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

          A U.S. holder’s tax basis in our common stock received upon a conversion of a LYON or upon a U.S. holder’s exercise of a put right that we elect to pay in our common stock will equal the then current fair market value of such common stock. The U.S. holder’s holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

Constructive Dividends

          If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the antidilution provisions of the LYONs, the conversion rate of the LYONs were increased, or if the conversion rate on the LYONs is increased because of an increase in the dividend rate on the common stock, there is a significant risk that such increase may be deemed to be the payment of a taxable dividend to holders of the LYONs. We intend to take the position that any increase in the conversion rate will not result in a taxable dividend to holders of LYONs.

          For example, an increase in the conversion rate in the event of distributions of our evidence of indebtedness, or our assets, or an increase in the event of certain cash dividends may result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock would not be so treated.

          Generally, constructive dividends in respect of the LYONs, if any, described above, may be taxed at normal rates applicable to ordinary income and may not be eligible for the reduced rate of taxation generally applicable to dividend income under the new U.S. tax legislation.

Treatment of Non-U.S. Holders

          Except as provided below, all payments on the LYONs made to a Non-U.S. holder, including payments of contingent cash interest, a payment in our common stock pursuant to a conversion or a holder put, and any gain realized on a sale, exchange, redemption or conversion of the LYONs, will be exempt from United States withholding tax provided that: (i) such Non-U.S. holder does not own, actually, indirectly or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and is not a bank receiving interest described in section 881(c)(3)(A) of the Code; (ii) the statement requirement set forth in section 871(h) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; and (iii) our common stock continues to be, and the LYONs are, actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE). Notwithstanding the preceding sentence, a portion of the payment in our common stock pursuant to a conversion may be subject to United States federal withholding tax at a 30% rate (or lower treaty rate) if that portion is attributable to increases in the conversion rate on account of an increase in the dividend rate on the common stock. Such portion may represent payment of “contingent interest” of the type (i.e., amounts determined by reference to dividends) that is not eligible for the “portfolio interest” exemption described above. We intend to withhold with respect to any such portion of the common stock. You should consult your tax advisors regarding the possibility of obtaining a refund of the withheld amounts. Additionally, any gain realized on a sale, exchange, redemption or conversion of the LYONs may be subject to United States federal income tax (including the branch profits tax) if we are a “United States real property holding corporation.” We believe that we are not and do not anticipate becoming a “United States real property holding corporation.”

          The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a LYON certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements.

          If any payments made on the LYONs to a Non-U.S. holder (including any gain realized on a sale, exchange, redemption or conversion of the LYONs) are effectively connected with the conduct by such holder of a trade or business in the United States, the Non-U.S. holder, although exempt from the withholding tax discussed above, will generally be subject to regular United States federal income tax on such payments in the same manner as if it were a U.S. holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. If such a Non-U.S. holder is a foreign corporation, such Non-U.S. holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

          If a Non-U.S. holder were deemed to have received a constructive dividend, the Non-U.S. holder will generally be subject to United States federal withholding tax at a 30% rate on the taxable amount of such dividend, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from the Non-U.S. holder claiming that the deemed receipt of the constructive dividend is effectively connected with the conduct of a United States trade or business. We do not intend to withhold with respect to the LYONs based on the application of rules relating to constructive dividends. See “Constructive Dividends” above.

Backup Withholding Tax and Information Reporting

          Payments of principal and interest (including original issue discount and a payment in common stock pursuant to a conversion of the LYONs) on, and the proceeds of dispositions of, the LYONs may be subject to information reporting and United States federal backup withholding tax if the U.S. holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. A Non-U.S. holder may be subject to United States backup withholding tax on payments on the LYONs and the proceeds from a sale or other disposition of the LYONs unless the Non-U.S. holder complies with certification procedures to establish that it is not a United States person. Any amounts so withheld will be allowed as a credit against a holder’s United States federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS.

SELLING SECURITYHOLDERS

          The LYONs were originally issued by us to Merrill Lynch in a transaction exempt from the registration requirements of the Securities Act and were immediately resold by Merrill Lynch to persons reasonably believed by Merrill Lynch to be “qualified institutional buyers” as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the LYONs listed below and the shares of common stock issued upon conversion of such LYONs. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests.

          The following table sets forth information as of October 6, 2003, with respect to the selling securityholders and the principal amounts of LYONs beneficially owned by each selling securityholder that may be offered under this prospectus. This information is based on information provided by or on behalf of the selling securityholders. No securityholder can sell the LYONs or the shares previous to this prospectus without furnishing to us a questionnaire setting forth the information specified below. However, as of the date of this prospectus, not every holder has provided to us a questionnaire. Therefore, the heading “All other holders of LYONs or future transferees, pledgees, donees, assignees or successors of any such holders” in the first column below represents the LYONs and shares held by holders who have not yet returned to us their questionnaires.

          The selling securityholders may offer all, some or none of the LYONs or common stock into which the LYONs are convertible. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their LYONs since the date on which they provided us the information regarding their LYONs in transactions exempt from the registration requirements of the Securities Act. None of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

          Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus when and if necessary. In addition, the conversion rate and therefore, the number of shares of common stock issuable upon conversion of the LYONs, is subject to adjustment in certain circumstances.

	Aggregate
	Principal		Number of
	Amount of		Shares of
	LYONs at	Percentage	Common Stock	Percentage of
	Maturity That	of LYONs	That May Be	Common Stock
Name	May Be Sold	Outstanding	Sold(1)	Outstanding(2)

AIG DKR SoundShore Holdings Ltd.	3,938,000	1.04	50,710	*

AIG DKR SoundShore Opportunity Holding Fund Ltd.	2,723,000	*	35,064	*

AIG DKR SoundShore Strategic Holding Fund Ltd.	1,539,000	*	19,818	*

Advent Convertible Master (Cayman) LP (ACM)	9,312,000	2.4	117,595	*

Alpha U.S. Subfund 4 LLC (ACM)	482,000	*	6,206	*

Barclays Global Investors Diversified Alpha Plus Funds	287,000	*	3,695	*

Dylan (IMA) Ltd.	5,000,000	1.32	64,386	*

Forest Global Convertible Fund, Ltd.	3,395,000	*	43,718	*

Forest Fulcrum Fund LP	637,000	*	8,202	*

Forest Multi-Strategy Master Fund SPC	613,000	*	7,893	*

FORE Convertible Master Fund Ltd.	16,971,000	4.48	218,540	*

Guggenheim Portfolio Company VIII, LLC	3,394,000	*	43,705	*

	Aggregate
	Principal		Number of
	Amount of		Shares of
	LYONs at	Percentage	Common Stock	Percentage of
	Maturity That	of LYONs	That May Be	Common Stock
Name	May Be Sold	Outstanding	Sold(1)	Outstanding(2)

Hamilton Multi-Strategy Master Fund, LP	24,700,000	6.53	318,069	*

HFR Arbitrage Fund (ACM)	508,000	*	6,541	*

Lydian Global Opportunities Master Fund LTD	10,000,000	2.64	128,773	*

Lydian Overseas Partners Master Fund	42,000,000	11.10	540,846	1.47

Lyxor/ Forest Fund Ltd.	1,737,000	*	22,367	*

Man Mac 1 Limited	3,394,000	*	43,705	*

Relay 11 Holdings Co.	191,000	*	2,459	*

SAM Investments, LDC	15,000,000	3.96	193,159	*

Sphinx Convertible Arbitrage SPC	88,000	*	1,133	*

Tag Associates (ACM)	103,000	*	1,326	*

TD Securities (USA) Inc.	33,941,000	8.97	437,068	1.19

Xavex Convertible Arbitrage 4 Fund	143,000	*	1,841	*

Zurich Institutional Benchmarks Master Fund LTD	446,000	*	5,743	*

All other holders of LYONs or future transferees, pledges, donees or successors of any such holders(3)(4)	197,773,000	52.30	2,546,793

TOTAL	378,135,000	100.00	4,869,357

*	Less than 1%.

(1)	Assumes conversion of all of the Holder’s LYONs at a conversion rate of 12.8773 shares of common stock per $1,000 principal amount at maturity of the LYONs. However, this conversion rate will be subject to adjustment as described under “Description of the LYONs — Conversion Right.” As a result, the amount of common stock issuable upon conversion of the LYONs may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d) (i) of the Exchange Act using 36,208,080 shares of common stock outstanding as of August 25, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular Holder’s LYONs. However, we did not assume the conversion of any other Holder’s LYONs.

(3)	Information about other Selling Securityholders will be set forth in prospectus supplements, if required.

(4)	Assumes that any other holders of LYONs, or any future transferees, pledgees, donees or successors of or from any such other holders of LYONs, do not beneficially own any common stock other than the common stock issuable upon conversion of the LYONs at the initial conversion rate.

PLAN OF DISTRIBUTION

          We are registering LYONs and shares of common stock to permit holders to conduct public secondary trading of their securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the LYONs and the common stock covered by this prospectus.

          We will not receive any of the proceeds from the offering of LYONs or the common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the LYONs and common stock beneficially owned by them and offered hereby from time to time.

•	directly; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the LYONs and common stock for whom they may act as agent.

          The LYONs and the common stock may be sold from time to time in one or more transactions at:

•	fixed prices, which may be changed;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale of the LYONs or shares of common stock offered by them hereby. The aggregate proceeds to the selling securityholders will be the purchase price of the LYONs or shares of common stock less discounts and commissions, if any.

          The sales described in the preceding paragraph may be effected in transactions:

•	on any national securities exchange or quotation service on which the LYONs and common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

          These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

          In connection with sales of the LYONs and the shares of common stock, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and the shares of common stock in the course of hedging their positions. The selling securityholders may also sell the LYONs and the shares of common stock short and deliver LYONs and the underlying common stock to close out short positions, or loan or pledge LYONs and the shares of common stock to broker-dealers that in turn may sell the LYONs and the shares of common stock.

          To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the shares of common stock by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the LYONs and the shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such Selling Securityholder will not transfer, devise or gift the LYONs and the underlying common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

          Our common stock is listed for trading on the New York Stock Exchange.

          The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the LYONs or the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act. In this case, any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the LYONs or the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

          The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the LYONs and the underlying shares of common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the LYONs and the underlying shares of common stock to engage in market-making activities with respect to the particular LYONs and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the LYONs and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the LYONs and the underlying shares of common stock.

          We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of:

•	the sale, pursuant to the registration statement to which this prospectus relates, of all the securities registered thereunder;

•	the expiration of the holding period applicable to the securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act;

•	the sales of all such securities pursuant to Rule 144 under the Securities Act; or

•	the date all such securities cease to be outstanding.

          Our obligation to keep the registration statement to which this prospectus relates effective is subject to certain exceptions. In these cases, we may prohibit offers and sales of LYONs and shares of common stock pursuant to the registration statement to which this prospectus relates.

LEGAL MATTERS

          Certain legal matters relating to the validity of the LYONs and the common shares to be issued upon conversion of the LYONs were passed upon for us by John A. Dul, our Vice President — General Counsel, and certain federal income tax matters were passed upon for us by Schiff Hardin & Waite, Chicago, Illinois.

EXPERTS

          The consolidated financial statements of Anixter International Inc. appearing in Anixter International Inc.’s Annual Report (Form 10-K) for the year ended January 3, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed a registration statement on Form S-3 under the Securities Act with the SEC in connection with this offering. This prospectus is part of the registration statement and does not contain all of the information contained in the registration statement and all of the exhibits filed with the registration statement. For further information about us, the LYONs and the common stock, please see the registration statement and the exhibits filed with the registration statement. Summaries in this prospectus of the contents of any agreement or other document filed as an exhibit to this registration statement are not necessarily complete. In each instance, please refer to the copy of the agreement or other document filed as an exhibit to the registration statement.

          We have filed and will file reports and other information with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”). You may read and copy this information at the following SEC public reference room:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

          You may also obtain copies of this information by mail from the public reference room at the above address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for additional information about the public reference room.

          The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, including Anixter, who file electronically with the SEC. The address of that site is www.sec.gov.

          The Commission allows us to “incorporate by reference” the information we have filed with the SEC, which means that we can disclose important information by referring you to those documents. We consider the information incorporated by reference to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

•	Our annual report on Form 10-K for the fiscal year ended January 3, 2003.

•	Our quarterly report on Form 10-Q for the fiscal quarter ended April 4, 2003.

•	Our quarterly report on Form 10-Q for the fiscal quarter ended July 4, 2003.

•	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on April 29, 1969, and any amendment or report filed for the purpose of updating such description.

          All documents filed by us with the SEC under Sections 13(a), 14 and 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the LYONs under this document (other than current reports furnished under Items 9 and 12 of Form 8-K) shall also be deemed to be incorporated by reference and will automatically update information in this prospectus.

          Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

          You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Anixter International Inc.
2301 Patriot Blvd.
Glenview, Illinois 60025
Attention: Treasurer
Telephone: 224-521-8000

          You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of those documents.

$378,135,000

ANIXTER INTERNATIONAL INC.

Liquid Yield OptionTM Notes due 2033

(Zero Coupon — Senior)

PROSPECTUS

October 8, 2003

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